UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29952 / February 22, 2012

In the Matter of	)
	)
	)
GE ASSET MANAGEMENT INCORPORATED	)
GE INVESTMENT DISTRIBUTORS, INC.	)
1600 Summer Street	)
Stamford, CT 06905	)
	)
GE FUNDING CAPITAL MARKET SERVICES, INC.	)
201 High Ridge Road	)
Stamford, CT 06905	)
	)
(812-13994)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

GE Asset Management Incorporated, GE Investment Distributors, Inc. and GE Funding
Capital Market Services, Inc. ("GE Funding CMS") (collectively, "Applicants") filed an
application on December 23, 2011, and an amendment to the application on January 23, 2012,
requesting temporary and permanent orders under section 9(c) of the Investment Company
Act of 1940 ("Act") exempting Applicants and any other company of which GE Funding
CMS is or hereafter becomes an affiliated person (together with Applicants, "Covered
Persons") from section 9(a) of the Act with respect to an injunction entered against GE
Funding CMS by the United States District Court for the District of New Jersey on January
23, 2011.

On January 24, 2012, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from
section 9(a) of the Act (Investment Company Act Release No. 29926) until the Commission
takes final action on the application for a permanent order. The notice gave interested persons
an opportunity to request a hearing and stated that an order disposing of the application would
be issued unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been
such as not to make it against the public interest or protection of investors to grant the
permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application, as amended, filed by GE Asset Management Incorporated, et al. (File No. 812-13994) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, as amended, entered against GE Funding CMS by the United States District Court for the District of New Jersey on January 23, 2012.

By the Commission.

                              Elizabeth M. Murphy
                                  Secretary